

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

DIVISION OF
CORPORATION FINANCE

November 23, 2010

Mr. Michael Borish
CEO, President, Secretary, and Sole Director
Freedom Environmental Services, Inc.
11372 United Way
Orlando, FL 32824

      RE: Freedom Environmental Services, Inc.
              Item 4.01 Form 8-K filed November 10, 2010
              Item 4.01 Form 8-K/A filed November 17, 2010
              File No. 0-53388

Dear Mr. Borish:

      We have completed our review of your filings and do not have any further comments at this time.

                    Sincerely,

                    Jeffrey Gordon
                    Staff Accountant